                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)
                             -----------------------

                        SIZELER PROPERTY INVESTORS, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.0001 per share
                         (Title of Class of Securities)

                                   830137-10-5
                             (CUSIP Number of Class
                                 of Securities)
                             -----------------------

                          Carolyn Tiffany                                        David J. Heymann
      First Union Real Estate Equity and Mortgage Investments               Post Heymann & Koffler LLP
                          7 Bulfinch Place                                  Two Jericho Plaza, Wing A
                             Suite 500                                              Suite 111
                    Boston, Massachusetts 02114                              Jericho, New York 11753
                           (617) 570-4614                                         (516) 681-3636

     ----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 7, 2004
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(euro)(euro)

(continued on next page(s))                                          Page 1 of 5

CUSIP NO.  048798102                13D                              Page 2 of 5

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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

               First Union Real Estate Equity and Mortgage Investments
               I.R.S. I.D. No.  34-6513657

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2. Check the Appropriate Box if a Member of a Group *

                             (a) [ ]
                             (b) [ ]

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3.  SEC Use Only

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4. Sources of Funds *

                         WC

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5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(e) of 2(f)

                                 [ ]

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6.      Citizenship or Place of Organization

                         Ohio

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Number                   7.  Sole Voting Power        670,000
of                 ______________________________________________
Shares                   8.  Shared Voting Power       - 0 -
Beneficially       ______________________________________________
Owned by Each            9.  Sole Dispositive Power   670,000
Reporting          ______________________________________________
Person With              10.  Shared Dispositive Power  - 0 -
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11. Aggregate Amount Beneficially Owned by Each Reporting Person

     670,000 Shares

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12.  Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares*

                                 [ ]

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13. Percent of Class Represented by Amount in Row (11)

     5.07%

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14. Type of Reporting Person*

     OO

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*SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer.
                  -------------------

         This statement on Schedule 13D relates to common shares of stock, par value $.0001 per share ("Shares") of Sizeler Property Investors, Inc., a
Maryland corporation (the "Issuer"). The principal executive offices of the
Issuer are located at 2542 Williams Boulevard, Kenner, Louisiana 70062.

         Item 2.  Identity and Background.
                  -----------------------

         (a) This statement is being filed by First Union Real Estate Equity and
Mortgage Investments, an Ohio business trust ("First Union").

         (b) The principal business address of First Union is 7 Bulfinch Place,
Suite 500, P.O. Box 9507, Boston, Massachusetts 02114.

         (c) The principal business of First Union is to acquire, hold and ultimately dispose of real estate related assets including, without limitation, real property and securities in entities that invest in real property.

         (d) and (e) During the last five years, First Union has not been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable

         Item 3. Source and Amount of Funds of Other Consideration.
                 -------------------------------------------------

         First Union purchased the 670,000 Shares for an aggregate purchase price of $5,597,004.24. The source of funds to acquire the 670,000 Shares was provided from the working capital of First Union.

         Item 4.  Purpose of Transaction.
                  ----------------------

            First Union acquired the Shares reported herein with a view to making a profit on its investment. In light of its investment objectives, First
Union intends to consider appropriate methods of maximizing the value of the
Shares and, to the extent consistent with its investment objectives, shareholder value in general.

                                                                     Page 3 of 5

         Item 5.  Interest of Securities of the Issuer.
                  ------------------------------------

         (a) First Union directly owns 670,000 Shares representing 5.07% of the total outstanding Shares. The foregoing is based upon 13,219,685 Shares outstanding which represents the number of shares reported outstanding in the
Issuer's most recently filed report on Form 10-Q.

         (b) First Union has the sole power to vote and dispose of 670,000
Shares owned by First Union.

         (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union. All such transactions were purchases effected by First Union on the open market.

              Date                 Number of Shares           Price Per Share
              ----                 ----------------           ---------------
             8/17/2004                    70,000                    $7.6370
             8/19/2004                    29,300                    $7.8450
             8/19/2004                       600                    $7.7000
             8/23/2004                    17,200                    $8.0000
             8/24/2004                    32,200                    $8.1951
             8/25/2004                    63,500                    $8.2205
             8/30/2004                    13,700                    $8.4247
             8/31/2004                    37,500                    $8.4975
             9/01/2004                    20,400                    $8.5500
             9/01/2004                   176,600                    $8.5000
             9/02/2004                    47,300                    $8.5500
             9/07/2004                   161,700                    $8.5989

         (d)  Not applicable

         (e)  Not applicable

         Item 6. Contracts, Arrangement, Understandings or Relationships With
                 ------------------------------------------------------------
                 Respect to Securities of the Issuer.
                 -----------------------------------

            There are no contracts, arrangements, understandings or
relationships among First Union and between First Union and any persons with respect to any securities of the Issuer.

         Item 7.  Materials to be Filed as Exhibits.
                  ---------------------------------

         None
                                                                     Page 4 of 5

                                   Signatures
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 8, 2004                   FIRST UNION REAL ESTATE EQUITY AND
                                            MORTGAGE INVESTMENTS

                                            By: /s/ Peter Braverman
                                                -------------------
                                            Peter Braverman
                                            President